BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

10 July 2002

Office of International Corpora
Securities and Exchange Comm
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Alison Livesley
Head of Investor Relations

dlw 9/11

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 10 July 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Embargoed until 0700 hrs, Wednesday 10 July 2002

BAA PASSENGER TRAFFIC FOR JUNE 2002

BAA's seven UK airports handled a total of 11.6 million passengers in June, a drop of -1.4% compared to the same month last year.

Traffic was adversely affected by a series of European air traffic control disputes and by some loss of business travel due to the additional bank holiday for the Jubilee.

Among key markets, domestic traffic, +5.3%, remained strong, boosted by low cost scheduled carrier growth, while the extra bank holiday helped European charter traffic to add +4.1%. Irish traffic, -1.1%, was hit by the Aer Lingus dispute while European scheduled traffic, -2.4%, was affected by Europe-wide and country-specific air traffic control disputes. The weakest sector continued to be the North Atlantic market, -9.4%, with other long haul services down -3.0%.

Among individual airports Stansted, +11.9% and Edinburgh +8.0%, were again the fastest growing, closely followed by Glasgow, +5.2%. Heathrow dipped by -1.8% and Gatwick by -8.6%.

In total the number of air transport movements fell by -3.7% in June. BAA's air cargo activity dropped just -0.5% overall in June, and increased by +0.8% at Heathrow.

Mf.../

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0) 20 7932 6692

BAA Traffic Summary : June 2002

Terminal Passengers (000s)	Month	% Change	Fin year to date: Apr-02 to Jun-02	% Change	12 months to Jun-02	% Change
Heathrow	5,494.8	-1.8	15,703.2	-1.3	60,150.0	-5.5
Gatwick	2,977.7	-8.6	7,562.8	-12.5	29,411.6	-9.1
Stansted	1,471.4	11.9	4,067.5	12.2	14,525.8	12.5
London Area Total	**9,943.8**	**-2.2**	**27,333.5**	-3.0	**104,087.4**	**-4.4**
Southampton	71.6	-11.4	208.2	-9.3	819.5	-6.0
Glasgow	784.7	5.2	2,064.3	6.8	7,464.9	6.0
Edinburgh	598.9	8.0	1,754.2	13.6	6,465.1	12.3
Aberdeen	224.6	-4.6	666.8	-1.6	2,542.2	-0.8
Scottish Total	**1,608.3**	**4.7**	**4,485.3**	8.0	**16,472.2**	**7.2**
BAA Total	**11,623.7**	**-1.4**	**32,027.0**	-1.7	**121,379.0**	**-3.0**

Air Transport Movements	Month	% Change	Fin year to date: Apr-02 to Jun-02	% Change	12 months to Jun-02	% Change
Heathrow	38,392	-1.5	115,869	-0.8	454,896	-1.3
Gatwick	21,180	-6.0	59,909	-7.5	233,892	-7.3
Stansted	13,170	-6.2	39,124	-5.1	148,139	-2.9
London Area Total	**72,742**	**-3.7**	**214,902**	-3.6	**836,927**	**-3.3**
Southampton	2,357	-2.9	7,149	-0.04	28,372	0.9
Glasgow	7,912	-5.1	22,957	-3.3	90,328	-0.3
Edinburgh	8,674	1.5	26,885	7.2	103,512	11.3
Aberdeen	6,698	-8.7	20,935	-5.4	85,074	0.8
Scottish Total	**23,284**	**-3.9**	**70,777**	-0.2	**278,914**	**4.1**
BAA Total	**98,383**	**-3.7**	**292,828**	-2.7	**1,144,213**	**-1.5**

Cargo (Metric Tonnes)	Month	% Change	Fin year to date: Apr-02 to Jun-02	% Change	12 months to Jun-02	% Change
Heathrow	104,948	0.8	307,867	0.4	1,167,708	-8.0
Gatwick	20,677	-14.1	59,839	-17.3	250,409	-19.4
Stansted	15,722	9.8	46,203	10.8	171,501	-2.2
London Area Total	**141,347**	**-0.8**	**413,909**	**-1.6**	**1,589,618**	**-9.5**
Southampton	36	38.5	73	9.0	373	18.0
Glasgow	668	2.0	1,613	-5.7	5,298	-34.0
Edinburgh	1,785	38.6	5,281	34.2	16,854	-2.1
Aberdeen	306	-20.3	962	-14.2	4,049	-21.0
Scottish Total	**2,759**	**18.6**	**7,856**	16.1	**26,202**	**-13.7**
BAA Total	**144,142**	**-0.5**	**421,838**	-1.3	**1,616,192**	**-9.5**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: June 2002

Market	*BAA Total Jun-01 (000s)*	*BAA Total Jun-02 (000s)*	*% Change*
Domestic	1,943	2,045	5.3
Eire	547	541	-1.1
European Scheduled	4,257	4,154	-2.4
European Charter*	1,644	1,711	4.1
North Atlantic	1,936	1,755	-9.4
Other Long Haul	1,461	1,417	-3.0
Total	**11,788**	**11,624**	**-1.4**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary